08003610

RECEIVED

2008 JUL -8 A 1:55

SUPPL

July 2, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 084/2008, 086/2008**

Subject: 1. Notification of the book closing for interest payment of debentures of the Company (AIS134A)
2. Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in June 2008

Date: July 2, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

V. Sriprataks.

Mr. Vikrom Sriprataks
Director
Advanced Info Service Plc.

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

Enclosure

7/8

Summary Translation Letter
To the Stock Exchange of Thailand
June 27, 2008

AIS-CP 086/2008

June 27, 2008

Subject: Notification of the book closing for interest payment of debentures of the Company (AIS134A)

To: The President
The Stock Exchange of Thailand

Refer to: The letter no. IVS.IB 08/2115 of TMB Bank Plc. on June 27, 2008

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS134A), the details are shown in the referenced letter.

Referenced Letter No. 1

IVS.IB.08/2115

June 27, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS134A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2008, DUE 2013 would like to announce that the registered book of AIS134A will be closed from 12.00 on July 16, 2008 for the right to receive the interest for the period # 1. AIS134A will be paid the interest on July 30, 2008 with interest rate 4.00 % from the period of April 30, 2008 to July 29, 2008 for 91 days.

Yours faithfully,

(Miss Poonsri Solgosoom)
Authorized Signature
Registrar and Paying Agent

Investment Services Operations Division
Tel. 0-2230-6061, 0-2230-5731

Summary Translation Letter
To the Stock Exchange of Thailand
July 2, 2008

AIS-CP 084/2008

July 2, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in June 2008.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	**Grant III**	**Grant IV**	**Grant V**
The number of warrants (units)	8,999,500	9,686,700	10,138,500
Issuing Date	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	80.574	94.820	83.923
Exercise Ratio (warrant : common share)	1 : 1.13920	1:1.12490	1:1.08989
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrants (ESOP Grant III, IV and V) in June 2008 as follows:

Outstanding of ESOP	**Grant III**	**Grant IV**	**Grant V**
No. of exercised warrants in this month (units)	-	-	15,000
No. of remaining unexercised warrants (units)	4,938,700	9,211,100	9,107,900
No. of shares derived from this exercise (shares)	-	-	16,347
No. of remaining shares reserved for warrants (shares)	5,633,149	10,391,434	9,948,131

END